Exhibit 99.1
Home Inns Reports Second Quarter of 2009 Financial Results
Quarterly Revenues Increased 43% Year-over-year to RMB 642 Million (US$94.0 Million)
Home Inns Chain Consisted of 547 Hotels in Operation as of June 30, 2009
Shanghai, August 5, 2009 — Home Inns & Hotels Management Inc. (NASDAQ: HMIN), a leading economy hotel chain in China, today announced its unaudited financial results for the second quarter ended June 30, 2009.
Second Quarter 2009 Financial Highlights
•	Total revenues for the quarter increased 43.3% year-over-year to RMB 642.1 million (US$94.0 million).

•
Net income attributable to shareholders for the quarter was RMB 100.4 million (US$14.7 million), including gain on buy-back of its own convertible bonds of RMB 46.5 million (US$6.8 million), share-based compensation expenses of RMB 6.4 million (US$0.9 million), and foreign exchange loss of RMB 0.3 million (US$0.04 million). This compares to a net income attributable to shareholders of RMB 7.5 million in the second quarter of 2008, which included share based compensation of RMB 5.4 million (US$0.8 million) and foreign exchange loss of RMB 13.7 million (US$2.0 million).

•
Income from operations for the quarter was RMB 67.7 million (US$9.9 million), compared to income from operations of RMB 31.3 million (US$4.6 million) in the same period of 2008. Income from operations excluding share-based compensation expenses (non-GAAP) was RMB 74.1 million (US$10.9 million) for the quarter, compared to RMB 36.7 million (US$5.4 million) in the same period of 2008, representing an increase of 102% year-over-year.

•
EBITDA (non-GAAP) for the quarter was RMB 188.9 million (US$27.7 million). Excluding gain on buy-back of convertible bonds, foreign exchange loss and share-based compensation expenses, adjusted EBITDA (non-GAAP) for the quarter was RMB 149.0 million (US$21.8 million), compared to RMB 82.2 million (US$12.0 million) in the same period of 2008, representing an increase of 81.4% year-over-year.

•
Diluted earnings per ADS for the quarter were RMB 1.40 (US$0.21). Adjusted diluted earnings per ADS (Non-GAAP) for the quarter were RMB 1.55 (US$0.23). Both diluted earnings per ADS and adjusted diluted earnings per ADS exclude gain on buy-back of convertible bonds. As used in this press release, adjusted diluted earnings per ADS (non-GAAP) also exclude foreign exchange loss and share-based compensation expenses. Please refer to “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

“Home Inns has started to realize the benefits of the strategic decisions we made in response to the financial downturn, which has affected our business since the fourth quarter of 2008. Our prudent development plans and the maturity of the hotels we opened last year, together with higher than expected revenues due to the easing of the economic situation towards the end of the quarter, resulted in our improved overall operational performance and profitability,” remarked Mr. David Sun, Home Inns’ Chief Executive Officer.

Second Quarter of 2009 Operational Highlights
•
During the second quarter of 2009, Home Inns opened 25 net new hotels, including 15 net leased-and-operated hotels and 10 net franchised-and-managed hotels. As of June 30, 2009, the Home Inns hotel chain consisted of 547 hotels in operation with an average of 117 rooms per hotel in operation. Home Inns’ hotels in operation cover 107 cities in China and consist of 369 leased-and-operated hotels, including one H Hotel (Home Inns’ premium brand hotel), and 178 franchised-and-managed hotels.

•	As of June 30, 2009, Home Inns had an additional 17 leased-and-operated hotels and 46 franchised-and-managed hotels contracted and under development.

•
The occupancy rate for hotels in operation in the whole chain was 92.4% in the second quarter of 2009, compared with 88.2% in the same period in 2008, and 82.6% in the previous quarter. The increase year-over-year was due to less dilutive impact from new hotels opened this year, as new hotels as a proportion of the total number of hotels decreased from last year. The increase sequentially was mainly due to a strong business season in the second quarter. The improving economic conditions also contributed to the increase.

•
RevPAR, defined as revenue per available room, was RMB 148 in the second quarter of 2009, compared with RMB 153 in the same period in 2008 and RMB 130 in the previous quarter. The RevPAR decline year-over-year was primarily due to a decrease in average daily rate, or ADR. The decline in ADR was expected as Home Inns opens more hotels in lower tier of cities, where room rates are lower. In addition, selected hotels had downward price adjustment in response to the economic slowdown and local conditions during the quarter, which also contributed to a lower overall ADR compared to the same period in 2008. The sequential increase was primarily due to seasonality.

•
RevPAR for Home Inns’ hotels which had been in operation for at least 18 months was RMB 168 for the second quarter of 2009, compared to RMB 175 for the same period in 2008. The decline was caused by lower ADR during the quarter as described above, despite a higher occupancy rate.

“We believe our business has entered into a phase of stability and gradual recovery. We are well–positioned to execute on our strategy and we are committed to achieving a balance between growth and profitability. During the second quarter, this balance allowed us to open 25 new hotels and enter six new markets, while still demonstrating improved operational metrics and financial performance,” continued Mr. Sun.
Second Quarter of 2009 Financial Results
For the second quarter of 2009, Home Inns’ total revenues increased by 43.3% year-over-year to RMB 642.1 million (US$94.0 million).
Total revenues from leased-and-operated hotels for the second quarter of 2009 were RMB 609.1 million (US$89.2 million), representing a 43.5% increase year-over-year and a 21.4% increase sequentially. The year-over-year increase was primarily the result of a larger leased-and-operated hotel portfolio, while the sequential increase was primarily a result of seasonality. Home Inns opened a net of 15 new leased-and-operated hotels during the second quarter of 2009.

Total revenues from franchised-and-managed hotels for the second quarter of 2009 were RMB 32.9 million (US$4.8 million), representing a 40.0% increase year-over-year and an 8.1% increase sequentially. Revenues from franchised-and-managed hotels for the quarter increased as a result of the higher number of franchised-and-managed hotels in operation, partially offset by lower initiation fees recognized due to relatively limited number of new franchised-and-managed hotels openings in the quarter. Home Inns opened a net of 10 new franchised-and-managed hotels during the second quarter of 2009.
Total operating costs and expenses for the second quarter of 2009 were RMB 534.9 million (US$78.3 million). Total operating costs and expenses excluding share-based compensation expenses (non-GAAP) for the quarter were RMB 528.4 million (US$77.4 million), or 82.3% of total revenues, representing a 37.2% increase year-over-year and a 3.9% increase sequentially. Major components of operating costs and expenses are described and discussed in more detail below.
Total leased-and-operated hotel costs for the second quarter of 2009 were RMB 486.1 million (US$71.2 million), representing 79.8% of the leased-and-operated hotel revenues. This compared to 82.1% for the same quarter in 2008 and 93.7% for the previous quarter. The decrease in leased-and-operated hotel costs as a percentage of leased-and-operated hotel revenue year-over-year was primarily due to fewer hotels under construction, resulting in substantially lower pre-opening expenses and fewer new hotels as a percentage of total hotels this year. The decease sequentially was mainly due to higher RevPAR and hence higher revenues, as well as lower utility costs for heating in the second quarter.
Sales and marketing expenses for the second quarter of 2009 were RMB 5.2 million (US$0.8 million), a decrease of 3.9% year-over-year and a decrease of 39.5% sequentially. The decrease year-over-year was due to a less aggressive marketing plan this year, and the sequential decrease was due to a chain-wide promotion program that ended in March.
General and administrative expenses for the second quarter of 2009 were RMB 43.5 million (US$6.4 million). General and administrative expenses excluding share-based compensation expenses (non-GAAP) were RMB 37.0 million (US$5.4 million), or 5.8% of the total revenues, compared with 6.9% of the total revenues in the same period of 2008 and 5.6% in the previous quarter.
Income from operations for the quarter was RMB 67.7 million (US$9.9 million). Income from operations excluding share-based compensation expenses (non-GAAP) was RMB 74.1 million (US$10.9 million), compared to RMB 36.7 million (US$5.4 million) in the same period of 2008. Home Inns had a loss from operations excluding share-based compensation expenses (non-GAAP) of RMB 9.0 million (US$1.3 million) in the previous quarter. The major reasons that led to higher income from operations were higher revenues and better leased-and-operated hotel expense ratios, as discussed above.
EBITDA (non-GAAP) for the second quarter of 2009 was RMB 188.9 million (US$27.7 million). Excluding gain on buy-back of convertible bonds, foreign exchange loss and share-based compensation expenses, adjusted EBITDA (non-GAAP) was RMB 149.0 million (US$21.8 million), an increase of 81.4% from the same period a year ago and an increase of 146.6% sequentially.
Net income attributable to shareholders for the quarter was RMB 100.4 million (US$14.7 million). Excluding gain on buy-back of convertible bonds, foreign exchange loss and share-based compensation expenses, adjusted net income attributable to shareholders (non-GAAP) for the second quarter of 2009 was RMB 60.6 million (US$8.9 million).

For the second quarter of 2009, basic earnings per share were RMB 1.37 (US$0.20), while diluted earnings per share were RMB 0.70 (US$0.10). Basic earnings per ADS were RMB 2.74 (US$0.40), while diluted earnings per ADS were RMB 1.40 (US$0.21). The difference between basic and diluted earnings per share and per ADS was caused by excluding large gain on buy-back of convertible bonds in the diluted earnings calculation under US GAAP. Excluding gain on buy-back of convertible bonds, foreign exchange loss and share-based compensation expenses, adjusted basic earnings per share (non-GAAP) were RMB 0.83 (US$0.12), while adjusted diluted earnings per share (non-GAAP) were RMB 0.78 (US$0.11). Adjusted basic earnings per ADS (non-GAAP) were RMB 1.65 (US$0.24), and adjusted diluted earnings per ADS (non-GAAP) were RMB 1.55 (US$0.23).
Net operating cash flow for the second quarter of 2009 was RMB 180.5 million (US$26.4 million). Capital expenditures for the quarter were RMB 60.9 million (US$8.9 million). Cash spent on the purchase of property and equipment was RMB 99.6 million (US$14.6 million), resulting from both new capital expenditure and reduction in payables.
As of June 30, 2009, Home Inns had cash and cash equivalents of RMB 624.6 million (US$91.4 million), including US$50 million in cash received from Ctrip.com International Ltd. (“Ctrip”) for an equity private placement transaction previously announced. The transaction closed in the second quarter of 2009, resulting in Home Inns’ issuing 7,514,503 ordinary shares to Ctrip. As of June 30, 2009, Home Inns had RMB 477.7 million (US$69.9 million) convertible bonds outstanding, including principal and accrued interest. During the second quarter of 2009, Home Inns repurchased and retired RMB 362.0 million (US$53.0 million) of these convertible bonds.
Outlook for Third Quarter of 2009
Home Inns expects its total revenues in the third quarter of 2009 to be in the range of RMB 685 million (US$100.3 million) to RMB 705 million (US$103.2 million). Home Inns now expects its total revenues for the full year of 2009 to grow between 33-35% over 2008, an increase from the 28-33% guidance it previously announced when it discussed its 2008 year-end results in March 2009, reflecting the impact from the recent improvement in economic and operating environment. This forecast reflects Home Inns’ current and preliminary view, which is subject to change.
Conference Call Information
Home Inns’ management will hold an earnings conference call at 9 PM on August 5, 2009, U.S. Eastern Daylight Time (9 AM on August 6, 2009, Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:

China Mainland (toll free):	+10-800-130-0399
Hong Kong:	+852-3002-1672
U.S. (toll free):	+1-800-299-6183
U.S. and International:	+1-617-801-9713

Passcode for all regions:	Home Inns
A replay of the conference call may be accessed by phone at the following numbers until the end of August 12, 2009, U.S. Eastern Daylight Time.

U.S. toll free:	+1-888-286-8010
International:	+1-617-801-6888
Passcode:	780-20-676
Live and archived webcasts of this conference call will be available at http://english.homeinns.com.

About Home Inns
Home Inns is a leading economy hotel chain in China based on the number of hotels and hotel rooms, as well as the geographic coverage of the hotel chain. Since Home Inns commenced operations in 2002, it has become one of the best-known economy hotel brands in China. Home Inns offers a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns’ ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Market under the symbol “HMIN.” For more information about Home Inns, please visit http://english.homeinns.com.
Safe Harbor
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; and the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by us to be accurate, nor do we purport it to be complete. We undertake no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise.
Non-GAAP Financial Measures
To supplement Home Inns’ unaudited consolidated financial results presented in accordance with U.S. GAAP, Home Inns uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: total operating expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, income from operations excluding share-based expenses, adjusted net income attributable to shareholders excluding foreign exchange gain or loss, share-based compensation and gain on buy-back of convertible bonds, adjusted basic and diluted earnings and ADS per share excluding foreign exchange gain or loss, share-based compensation and gain on buy-back of convertible bonds, EBITDA and adjusted EBITDA excluding foreign exchange gain or loss, share-based compensation and gain on buy-back of convertible bonds. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Home Inns believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity and both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. Home Inns computes the non-GAAP financial measures using the same consistent method from quarter to quarter. One of the limitations of using non-GAAP financial measures is the exclusion of share-based compensation expenses, which have been and will continue to be a significant recurring expense in its business. Management compensates for this and other limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables provide additional details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.
Management also believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization, is a useful financial metric to assess Home Inns’ operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, management believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of Home Inns’ financial performance. EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures.
One of the limitations of using non-GAAP adjusted gross profit, adjusted EBITDA and adjusted net income is that they do not include all items that impact Home Inns’ net income for the period. In addition, its EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as Home Inns does. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that Home Inns’ future results will be unaffected by other charges and gains Home Inns considers to be outside the ordinary course of its business.
Reconciliations of GAAP and non-GAAP results are included at the end of this press release.
For investor and media inquiries, please contact:
Ethan Ruan
Home Inns & Hotels Management Inc.
Tel: +86-21-3401-9898 x2004
Email: zjruan@homeinns.com
FD Beijing
Peter Schmidt
Tel: +86-10-8591-1953
Email: peter.schmidt@fd.com

Home Inns & Hotels Management Inc.
Consolidated Balance Sheet Information

	December 31, 2008		June 30, 2009
	RMB '000		RMB '000	US$ '000
	(audited)		(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	608,445		624,617	91,449
Short-term investment	100,000		—	—
Accounts receivable	23,263		32,021	4,688
Receivables from related parties	1,617		2,747	402
Consumables	26,885		21,731	3,182
Prepayments and other current assets, net of allowance	63,904		38,129	5,582
Deferred tax assets, current	41,824		62,228	9,111

Total current assets	865,938		781,473	114,414

Property and equipment, net	1,950,900		1,973,241	288,899
Goodwill	390,882		390,882	57,228
Intangible assets, net	44,977		44,212	6,473
Other assets	33,177		33,651	4,927
Deferred tax assets, non-current	77,580		84,323	12,346

Total assets	3,363,454		3,307,782	484,287

LIABILITIES
Current liabilities:
Accounts payable	22,438		19,492	2,854
Payables to related parties	6,668		6,401	937
Short-term borrowings	—		10,000	1,464
Salaries and welfare payable	69,635		66,361	9,716
Income tax payable	52,458		61,828	9,052
Other taxes payable	12,691		14,672	2,148
Deferred revenues	38,082		47,231	6,915
Accruals for customer reward program	8,587		11,709	1,714
Other unpaid and accruals	52,220		59,104	8,653
Other payables	376,739		227,797	33,351

Total current liabilities	639,518		524,595	76,804

Deferred rental	136,825		143,736	21,044
Deferred revenues, non-current	22,697		32,016	4,687
Deposits from franchised-and-managed hotels	13,741		16,341	2,392
Unfavorable lease liability	16,017		15,301	2,240
Convertible bond	895,696		477,688	69,938
Deferred tax liability, non-current	12,279		11,903	1,743

Total liabilities	1,736,773		1,221,580	178,848

Commitments and contingencies

Shareholders’ equity
Ordinary shares (US$0.005 par value; 200,000,000 shares authorized, 71,212,795 and
79,068,500 shares issued and outstanding as of December 31, 2008 and June 30, 2009, respectively)	2,899		3,167	464
Additional paid-in capital	1,393,905		1,750,791	256,331
Statutory reserves	49,994		49,994	7,320
Retained earnings	160,810		261,694	38,314
Noncontrolling interest	19,073	*	20,556	3,010

Total shareholders’ equity	1,626,681		2,086,202	305,439

Total liabilities and shareholders’ equity	3,363,454		3,307,782	484,287

* Reflects implementation of SFAS No.160 “Noncontrolling Interest in Consolidated Financial Statements-an amendment of ARB No.51”
Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the noon buying rate of US$1.00=RMB6.8302 on June 30, 2009 in The City of New York for cable transfers of RMB as certified for customs purpose by Federal Reserve Bank of New York.

Home Inns & Hotels Management Inc.
Consolidated Statement of Operations Information

	Quarter Ended
	June 30, 2008	March 31, 2009	June 30, 2009
	RMB '000	RMB '000	RMB '000	US$ '000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Leased-and-operated hotels	424,569	501,735	609,136	89,183
Franchised-and-managed hotels	23,521	30,472	32,930	4,821

Total revenues	448,090	532,207	642,066	94,004
Less: Business tax and related surcharges	(26,359)	(32,674)	(39,507)	(5,784)

Net revenues	421,731	499,533	602,559	88,220

Operating costs and expenses:
Leased-and-operated hotel costs —
Rents and utilities	(149,429)	(205,827)	(186,668)	(27,330)
Personnel costs*	(82,175)	(108,965)	(114,950)	(16,830)
Depreciation and amortization	(43,961)	(67,499)	(69,833)	(10,223)
Consumables, food and beverage	(31,851)	(37,720)	(42,811)	(6,268)
Others	(41,274)	(49,961)	(71,871)	(10,523)

Total leased-and-operated hotel costs	(348,690)	(469,972)	(486,133)	(71,174)

Sales and marketing expenses	(5,454)	(8,668)	(5,243)	(768)

General and administrative expenses*	(36,307)	(37,970)	(43,474)	(6,365)

Total operating costs and expenses	(390,451)	(516,610)	(534,850)	(78,307)

Income/(loss) from operations	31,280	(17,077)	67,709	9,913

Interest income	5,935	3,254	1,002	147
Interest expense	(7,435)	(4,052)	(3,142)	(460)
Gain on buy-back of convertible bond	—	16,406	46,540	6,814
Other non-operating income	1,666	446	4,672	684
Foreign exchange (loss)/gain, net	(13,742)	44	(262)	(38)

Income/(loss) before income tax expense and noncontrolling interests	17,704	(979)	116,519	17,060

Income tax (expense)/benefit	(8,954)	1,971	(15,144)	(2,217)

Net income	8,750	992	101,375	14,843

Noncontrolling interest	(1,287)	(540)	(943)	(138)

Net income attributable to shareholders	7,463	452	100,432	14,705

Earnings per share
— Basic	0.11	0.01	1.37	0.20

— Diluted	0.10	-0.20	0.70	0.10

Weighted average ordinary shares outstanding
— Basic	70,821	71,338	73,347	73,347

— Diluted	72,743	76,376	77,983	77,983

* Share-based compensation expense was included in the statement of operations as follows:
Leased-and-operated hotel costs — Personnel costs	3	—	—	—
General and administrative expenses	5,432	8,053	6,430	941
Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the noon buying rate of US$1.00=RMB6.8302 on June 30, 2009 in The City of New York for cable transfers of RMB as certified for customs purpose by Federal Reserve Bank of New York.

Home Inns & Hotels Management Inc.
Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended June 30, 2009
	GAAP	%of Total	Share-based	%of Total	Non-GAAP	%of Total
	Result	Revenue	Compensation	Revenue	Result	Revenue
	RMB '000		RMB '000		RMB '000
	(unaudited)		(unaudited)		(unaudited)

Leased-and-operated hotel costs	(486,133)	75.7%	—	0.0%	(486,133)	75.7%
Sales and marketing expenses	(5,243)	0.8%	—	0.0%	(5,243)	0.8%
General and administrative expenses	(43,474)	6.8%	6,430	1.0%	(37,044)	5.8%

Total operating costs and expenses	(534,850)	83.3%	6,430	1.0%	(528,420)	82.3%

Income from operations	67,709	10.6%	6,430	1.0%	74,139	11.6%

	Quarter Ended June 30, 2009
	GAAP	%of Total	Share-based	%of Total	Non-GAAP	%of Total
	Result	Revenue	Compensation	Revenue	Result	Revenue
	US$ '000		US$ '000		US$ '000
	(unaudited)		(unaudited)		(unaudited)

Leased-and-operated hotel costs	(71,174)	75.7%	—	0.0%	(71,174)	75.7%
Sales and marketing expenses	(768)	0.8%	—	0.0%	(768)	0.8%
General and administrative expenses	(6,365)	6.8%	941	1.0%	(5,424)	5.8%

Total operating costs and expenses	(78,307)	83.3%	941	1.0%	(77,366)	82.3%

Income from operations	9,913	10.6%	941	1.0%	10,854	11.6%

	Quarter Ended March 31, 2009
	GAAP	%of Total	Share-based	%of Total	Non-GAAP	%of Total
	Result	Revenue	Compensation	Revenue	Result	Revenue
	RMB '000		RMB '000		RMB '000
	(unaudited)		(unaudited)		(unaudited)

Leased-and-operated hotel costs	(469,972)	88.3%	—	0.0%	(469,972)	88.3%
Sales and marketing expenses	(8,668)	1.6%	—	0.0%	(8,668)	1.6%
General and administrative expenses	(37,970)	7.1%	8,053	1.5%	(29,917)	5.6%

Total operating costs and expenses	(516,610)	97.0%	8,053	1.5%	(508,557)	95.6%

(Loss)/income from operations	(17,077)	3.2%	8,053	1.5%	(9,024)	1.7%

	Quarter Ended June 30, 2008
	GAAP	%of Total	Share-based	%of Total	Non-GAAP	%of Net
	Result	Revenue	Compensation	Revenue	Result	Revenue
	RMB '000		RMB '000		RMB '000
	(unaudited)		(unaudited)		(unaudited)

Leased-and-operated hotel costs	(348,690)	77.8%	3	0.0%	(348,688)	77.8%
Sales and marketing expenses	(5,454)	1.2%	—	0.0%	(5,454)	1.2%
General and administrative expenses	(36,307)	8.1%	5,432	1.2%	(30,875)	6.9%

Total operating costs and expenses	(390,451)	87.1%	5,435	1.2%	(385,017)	85.9%

Income from operations	31,280	7.0%	5,435	1.2%	36,714	8.2%

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the noon buying rate of US$1.00=RMB6.8302 on June 30, 2009 in The City of New York for cable transfers of RMB as certified for customs purpose by Federal Reserve Bank of New York.

Home Inns & Hotels Management Inc.
Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	June 30, 2008	March 31, 2009	June 30, 2009
	RMB '000	RMB '000	RMB '000	US$ '000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net (loss)/income attributable to shareholders (GAAP)	7,463	452	100,432	14,705
Foreign exchange loss/ (gain), net	13,742	(44)	262	38
Share-based compensation	5,435	8,053	6,430	941
Gain on buy-back of convertible bond	—	(16,406)	(46,540)	(6,814)
Adjusted net income/(loss) attributable to shareholders excluding foreign exchange gain or loss, share-based compensation and gain on buy-back of convertible bond	26,640	(7,945)	60,584	8,870

	Quarter Ended
	June 30, 2008	March 31, 2009	June 30, 2009
	RMB '000	RMB '000	RMB '000	US$ '000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Earnings per share (GAAP)
— Basic	0.11	0.01	1.37	0.20

— Diluted	0.10	-0.20	0.70	0.10

Weighted average ordinary shares outstanding
— Basic	70,821	71,338	73,347	73,347

— Diluted	78,394	76,376	77,983	77,983

Earnings per share excluding foreign exchange gain or loss, share-based compensation and gain on buy-back of convertible bond
— Basic	0.38	-0.11	0.83	0.12

— Diluted	0.36	-0.11	0.78	0.11

Weighted average ordinary shares outstanding
— Basic	70,821	71,338	73,347	73,347

— Diluted	78,394	71,338	77,983	77,983

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the noon buying rate of US$1.00=RMB6.8302 on June 30, 2009 in The City of New York for cable transfers of RMB as certified for customs purpose by Federal Reserve Bank of New York.

Home Inns & Hotels Management Inc.
Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	June 30, 2008	March 31, 2009	June 30, 2009
	RMB '000	RMB '000	RMB '000	US$ '000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income attributable to shareholders	7,463	452	100,432	14,705
Interest income	(5,935)	(3,254)	(1,002)	(147)
Interest expenses	7,435	4,052	3,142	460
Income tax expense/(benefit)	8,954	(1,971)	15,144	2,217
Depreciation and amortization	45,080	69,564	71,177	10,421

EBITDA (Non-GAAP)	62,997	68,843	188,893	27,656

Foreign exchange loss/(gain), net	13,742	(44)	262	38
Share-based compensation	5,435	8,053	6,430	941
Gain on buy-back of convertible bond	—	(16,406)	(46,540)	(6,814)
EBITDA excluding foreign exchange gain or loss, share-based compensation and gain on buy-back of convertible bond (Non-GAAP)	82,173	60,446	149,045	21,821

%of total revenue	18.3%	11.4%	23.2%	23.2%

Home Inns & Hotels Management Inc.
Operating Data

	As of and for the quarter ended
	June 30, 2008	March 31, 2009	June 30, 2009
Total Hotels in operation:	366	522	547
Lease-and operated hotels	271	354	369
Franchised-and-managed hotels	95	168	178
Total rooms	44,088	61,045	63,968
Occupancy rate (as a percentage)*	88.2%	82.6%	92.4%
Average daily rate (in RMB)*	173	158	160
RevPAR (in RMB)*	153	130	148
Like-for-like performance for hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	June 30, 2008	June 30, 2009
Total Hotels in operation:	238	238
Lease-and-operated hotels	171	171
Franchised-and-managed hotels	67	67
Total rooms	28,604	28,604
Occupancy rate (as a percentage)	97.1%	98.0%
Average daily rate (in RMB)	180	171
RevPAR (in RMB)	175	168
* “Occupancy rate” refers to the total number of occupied rooms divided by the total number of available rooms in a given period.
“Average daily rate” refers to total hotel room revenues divided by the total number of occupied rooms in a given period.
“RevPAR” represents revenue per available room, which is calculated by dividing total hotel room revenues by the total number of available rooms in a given period, or by multiplying average daily rates and occupancy rates in a given period.